FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of March 2011

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



March 17, 2011


--------------------------------------------------------------------------------

                                                                  March 17, 2011

To whom it may concern,

                                           Representative Director,
                                           President and Chief Executive Officer
                                           Shiro Kondo

         NOTICE: EFFECT OF THE GREAT EAST JAPAN EARTHQUAKE AND TSUNAMI
                              ON THE RICOH GROUP

Our hearts go out to the countless victims of the massive earthquake and tsunami which devastated North Eastern Japan on March 11, 2011. We cordially pray for a speedy recovery.

Below please find Ricoh's report on the effect of the recent disaster on the
Group:

1.   Damage to personnel:

     We are doing our best to confirm the safety of our employees and their families who worked, lived in or travelled to the disaster area.

2.   Damage to production sites:

     We established a headquarters for emergency disaster control shortly after the quake took place. It is now collecting information and assessing the feasibility of counter measures.

3.   Impact on Ricoh's financial result:

     We are currently studying the possible impact on our business now. We will fully disclose any findings of serious influence.

                                       1